Exhibit 4.3

DESCRIPTION OF CARDLYTICS, INC. COMMON STOCK

The following description of the common stock of Cardlytics, Inc., or the Company, is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Delaware General Corporation Law, or the DGCL, and the complete text of the Company’s amended and restated certificate of incorporation, or the certificate of incorporation, and amended and restated bylaws, or the bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively of the Company’s Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and those documents carefully.

Common Stock
Authorized Capital Stock
The certificate of incorporation authorizes the Company to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock were undesignated as of December 31, 2019. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.
Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the certificate of incorporation and the bylaws, common stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors are able to elect all of the directors standing for election, if they should so choose.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.
Liquidation
In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Antitakeover Effects of Provisions of Charter Documents and Delaware Law
Charter Documents. The certificate of incorporation provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors. The certificate of incorporation and the bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of the Company’s outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the Company’s board of directors, and vacancies and newly created directorships on the Company’s board of directors may, except as otherwise required by law or determined by the Company’s board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.
The certificate of incorporation and the bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders. Stockholders do not have the right to act by written consent without a meeting. The bylaws also provide that only the Company’s chairman of the board, chief executive officer or the Company’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.
The bylaws also provide that stockholders seeking to present proposals before the Company’s annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.
The certificate of incorporation and the bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of the Company’s outstanding capital stock.

Exhibit 4.3

The combination of these provisions may make it difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Since the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.
These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts. The Company believe that the benefits of these provisions, including increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

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the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

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upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a “business combination” to include any of the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets or outstanding stock involving the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.
Section 203 of the DGCL could depress the Company’s stock price and delay, discourage or prohibit transactions not approved in advance by the Company’s board of directors, such as takeover attempts that might otherwise involve the payment to the Company’s stockholders of a premium over the market price of the Company’s common stock.

Transfer Agent and Registrar
The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing on the Nasdaq Global Market
The Company’s common stock is listed on the Nasdaq Global Market under the symbol “CDLX.”